May 26, 2015

Via EDGAR

Ms. Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Diamond Hill Funds Form N-CSR for the fiscal year ended December 31, 2014 Filed February 27, 2015

Dear Ms. Churko:

On behalf of the Diamond Hill Funds (the “Funds” or “Trust”), we are responding to the comments you provided via telephone on April 23, 2015. Each comment is listed below with a corresponding response.

1.	Comment: Total Return Tables – For all Funds, please include the disclosure “The performance of the Fund does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares” as a footnote.

Response: The requested change will be made in future shareholder reports.

2.	Comment: Total Return Tables – For all Funds, please present the performance of Class A and Class C Shares (With Load) before the performance of Class A and Class C Shares (Without Load).

Response: The Funds meet the disclosure requirement to present the performance of Class A and Class C Shares (With Load) as instructed by Item 26 (b) of Form N-1A. Substantially all of our shareholders purchased shares of the Funds at NAV through fee based advisors or other intermediaries who have agreements to offer shares of the Funds at NAV (Without Load). As a result, we have chosen to voluntarily present the Class A and Class C Shares (Without Load) performance in our shareholder report total return tables. We present the without load performance first as these investment results apply to substantially all shareholders in the Funds. We believe that reordering the investment results in the total return tables of our shareholder report could potentially be misleading and confusing to substantially all shareholders in the Funds.

3.	Comment: Schedule of Investments – For the Small Cap Fund, Mid Cap Fund and the Financial Long-Short Fund, please explain why these funds are holding over 20% in cash equivalents when the Principal Investment Strategy in the prospectus states that these Funds will normally be invested in at least 80% of U.S. equity securities.

Response: All Funds in the Trust participate in a securities lending program administered by State Street Bank. Listed in each Fund’s Schedule of Investments, the State Street Navigator Securities Lending Portfolio represents a money market fund security which was purchased using cash received as collateral from borrowers. We do not consider this security in the calculation of assets for compliance with Rule 35d-1 as securities lending transactions are not considered borrowing for investment purposes, which is discussed in footnote 36 of the Rule 35d-1 adopting release.

4.	Comment: Financial Highlights – For the Diamond Hill Funds that invest in short positions, please remove the “Ratio of total expenses to average net assets, excluding expenses and fees on securities sold short” from the Financial Highlight table and place this supplemental expense ratio in a footnote to the table.

Response: The requested change will be made in future shareholder reports.

5.	Comment: Financial Highlights – For the Research Opportunities Fund, please indicate for future reports if footnote (C) applies to Class Y or to the Fund as a whole.

Response: The requested change will be made in future shareholder reports.

In connection with this response, we acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosures in its filings,
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We believe that we considered and appropriately responded to all the staff’s comments. However, if you have any questions regarding our responses, you may contact me at 614-255-5549.

Sincerely,

/s/ Trent M. Statczar

Trent M. Statczar

Treasurer

Diamond Hill Funds